Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME PER SHARE

(In thousands, except per share amounts)

	13 Weeks Ended October 2, 2004	13 Weeks Ended October 4, 2003
Basic:
Net income	$9,209	$8,276

Weighted average number of common shares outstanding	13,433	13,138

Net income per common share – basic	$0.69	$0.63

Assuming Dilution:
Net income	$9,209	$8,276

Weighted average number of common shares outstanding	13,433	13,138

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	184	156

Weighted average number of common and common equivalent shares	13,617	13,294

Net income per common share – assuming dilution	$0.68	$0.62

	39 Weeks Ended October 2, 2004	40 Weeks Ended October 4, 2003
Basic:
Net income	$19,660	$19,551

Weighted average number of common shares outstanding	13,303	13,100

Net income per common share – basic	$1.48	$1.49

Assuming Dilution:
Net income	$19,660	$19,551

Weighted average number of common shares outstanding	13,303	13,100

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	186	89

Weighted average number of common and common equivalent shares	13,489	13,189

Net income per common share – assuming dilution	$1.46	$1.48